                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                             (Amendment No. 2)*


                                Steelcase Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                             Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  858155 20 3
                        ------------------------------
                                 (CUSIP Number)

                               December 31, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                               Page 1 of 7 Pages

  CUSIP NO. 858155 20 3
           ------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1.   IRS IDENTIFICATION NOS. OF ABOVE PERSONS(entities only)


      Peter M. Wege II
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Intructions)
 2.                                                             (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          6,350,550
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             465,748
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          6,350,550
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          465,748
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      6,816,298
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10.   (See Instructions)
                                                                    [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      21.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12.
      IN
------------------------------------------------------------------------------

                               Page 2 of 7 Pages

Item 1

     (a) Name of Issuer

         Steelcase Inc.

     (b) Address of Issuer's Principal Executive Offices

         901 - 44/th/ Street, SE
         Grand Rapids, Michigan 49508
Item 2

     (a) Name of Person Filing

         Peter M. Wege II

     (b) Address of Principal Business Office or, if none, Residence

         901 - 44/th/ Street, SE
         Grand Rapids, Michigan 49508

     (c) Citizenship

         United States of America

     (d) Title of Class of Securities

         Class A Common Stock

     (e) CUSIP Number

         858155 20 3

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b) [_]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

                              Page 3 of 7 Pages

     (e) [_]  An investment adviser in accordance with
              (S)240.13d-1(b)(1)(ii)(E);

     (f) [_]  An employee benefit plan or endowment fund in accordance with
              (S)240.13d-1(b)(1)(ii)(F);

     (g) [_]  A parent holding company or control person in accordance with
              (S)240.13d-1(b)(1)(ii)(G);

     (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) [_]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

     (a)  Amount beneficially owned:

          6,816,298

     (b)  Percent of class:

          21.8%

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote

                6,350,550

          (ii)  Shared power to vote or to direct the vote

                465,748

          (iii) Sole power to dispose or to direct the disposition of

                6,350,550

          (iv)  Shared power to dispose or to direct the disposition of

                465,748

                               Page 4 of 7 Pages

     The number of shares reported above includes (i) 1,114,631 shares of Class B Common Stock of the Issuer which are immediately convertible into an equal number of shares of Class A Common Stock at the option of the holder and (ii) 1,667 shares of Class A Common Stock which are subject to issuance pursuant to options which are exercisable within 60 days of December 31, 2000. If shares of Class B Common Stock are transferred to any person other than a "Permitted Transferee" (as defined in the Issuer's Second Restated Articles of Incorporation), such shares are automatically converted on a share-for-share basis into shares of Class A Common Stock. Shares of Class B Common Stock of the Issuer have the same attributes as shares of Class A Common Stock of the Issuer except that each share of Class B Common Stock entitles the holder thereof to ten votes on all matters upon which Shareholders have a right to vote and each share of Class A Common Stock entitles the holder thereof to one vote on such matters.

     If all the outstanding shares of Class B Common Stock of the Issuer were converted into shares of Class A Common Stock, Mr. Wege would be deemed to be the beneficial owner of 4.6% of the Class A Common Stock.

     The shares reported in this Item 4 exclude 560,128 shares held by the Wege Foundation of which Mr. Wege serves as one of six trustees, which shares Mr. Wege disclaims beneficial ownership.

Item 5.    Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [____].

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

     Of the shares reported in Item 4 above, (i) 281,169 shares are held by a limited partnership of which Mr. Wege is managing general partner, (ii) 367,714 shares are held by trusts for the benefit of members of Mr. Wege's family, of which trusts Mr. Wege serves as trustee, (iii) 5,700,000 shares are held by a trust for the benefit of Peter M. Wege and the Wege Foundation, of which trust Mr. Wege serves as trustee, (iv) 369,148 shares are held by various trusts for the benefit of members of Mr. Wege's family, of which trusts Mr. Wege's wife serves as trustee, and (v) 96,600 shares are held by a trust for the benefit of members of Mr. Wege's family, of which trust Mr. Wege's wife serves as a co-trustee.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     N/A

                               Page 5 of 7 Pages

Item 8.    Identification and Classification of Members of the Group

     N/A

Item 9.    Notice of Dissolution of Group

     N/A

Item 10.  Certification

     N/A

                               Page 6 of 7 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2001

                                             /s/ Peter M. Wege II
                                             ---------------------------------
                                             Peter M. Wege II

                               Page 7 of 7 Pages